Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-294869

PROXY STATEMENT/PROSPECTUS SUPPLEMENT NO. 1

(to the Proxy Statement/Prospectus dated May 27, 2026)

SUPPLEMENT NO. 1 TO PROXY STATEMENT/PROSPECTUS

FOR EXTRAORDINARY GENERAL MEETING

OF SHAREHOLDERS OF LIVE OAK ACQUISITION CORP. V

This Proxy Statement/Prospectus Supplement No. 1, dated June 3, 2026 (this “Supplement”), updates and supplements the proxy statement/prospectus dated May 27, 2026 (the “Proxy Statement/Prospectus”), of Live Oak Acquisition Corp. V (“Live Oak”) with information relating to an arrangement (the “Forward Purchase Agreement” or “FPA”) into which Live Oak entered on June 1, 2026 with a fund sub-advised by JBA Asset Management LLC (the “FPA Investor”) related to redemptions (or withdrawals of redemptions) and potential purchases of certain shares of Live Oak Class A ordinary shares (“Public Shares”) in connection with Live Oak’s previously-announced proposed business combination transaction (the “Business Combination”) with Teamshares Inc. (“Teamshares”), which is the subject of that certain Agreement and Plan of Merger entered into by Live Oak, Teamshares and certain other parties thereto as of November 14, 2025 (as amended, and as may be further amended and supplemented from time to time, the “Merger Agreement”). Live Oak filed the Proxy Statement/Prospectus with the U.S. Securities and Exchange Commission (the “SEC”) as part of a Registration Statement on Form S-4 (Registration No. 333-294869), which was declared effective on May 27, 2026 by the SEC.

This Supplement is being filed by Live Oak with the SEC to supplement certain information contained in the Proxy Statement/Prospectus. Except as otherwise set forth below, the information contained in the Proxy Statement/Prospectus remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Proxy Statement/Prospectus.

This Supplement modifies and supersedes, in part, the information in the Proxy Statement/Prospectus and is not complete without, and may not be delivered or utilized except in connection with, the Proxy Statement/Prospectus, including any supplements and amendments thereto. This Supplement should be read in conjunction with the Proxy Statement/Prospectus and if there is any inconsistency between the information in the Proxy Statement/Prospectus and this Supplement, you should rely on the information in this Supplement.

You should read carefully and in their entirety this Supplement and the Proxy Statement/Prospectus and all accompanying annexes. In particular, you should review and consider carefully the matters discussed under the heading “Risk Factors” beginning on page 36 of the Proxy Statement/Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise, or passed upon the adequacy or accuracy of the Proxy Statement/Prospectus, as supplemented by this Supplement. Any representation to the contrary is a criminal offense.

This supplement to the Proxy Statement/Prospectus is dated June 3, 2026.

RECENT DEVELOPMENTS

Forward Purchase Agreement

On June 1, 2026, Live Oak Acquisition Corp. V, a Cayman Islands exempted company (“Live Oak”), and a fund sub-advised by JBA Asset Management LLC entered into an agreement (the “Forward Purchase Agreement”) for an OTC Prepaid Share Forward Transaction – Optional Early Termination in connection with Live Oak’s proposed initial business combination (the “Business Combination”) with Teamshares Inc., a Delaware corporation (“Teamshares”), which is the subject of the previously-disclosed Agreement and Plan of Merger entered into by Live Oak and Teamshares as of November 14, 2025 (as amended as of April 1, 2026 and May 13, 2026, and as may be further amended or supplemented from time to time). The effective date of the Forward Purchase Agreement is intended to be one Settlement Cycle following the date specified in the Pricing Date Notice.

Entry into the Forward Purchase Agreement was previously disclosed and described in more detail in Live Oak’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 1, 2026. The Forward Purchase Agreement is attached hereto as Annex A.

The Proxy Statement/Prospectus is amended and supplemented on page iv by adding the following terms and information to the “Frequently Used Terms” section of the Proxy Statement/Prospectus.

FREQUENTLY USED TERMS

“Forward Purchase Agreement” or “FPA” means the Forward Purchase Agreement for an OTC Prepaid Share Forward Transaction – Optional Early Termination entered into by Live Oak and the FPA Investor as of June 1, 2026, including the Confirmation and Schedules thereto. The Forward Purchase Agreement is attached hereto as Annex A.

“Forward Purchase Transaction” or “FPA Transaction” means the OTC Prepaid Share Forward Transaction – Optional Early Termination that is the subject of the Forward Purchase Agreement.

“FPA Dilutive Offering” means an issuance of Combined Company securities during the FPA Term at an effective per share price less than the then-existing FPA Reset Price, taking into account, when determining whether a FPA Dilutive Offering has occurred, the Black-Scholes-determined value of any convertible or derivative securities, if any, offered in connection with a potential dilutive offering, subject to certain customary exclusions and to exclusion for any pre-Closing Live Oak share issuances that are for fixed share numbers at per share effective prices no less than $5.00 per share.

“FPA Effective Date” means one (1) Settlement Cycle following the Pricing Date.

“FPA Excess Shares” means FPA Subject Shares, if any, with respect to which the Forward Purchase Transaction is terminated in accordance with the terms of the Forward Purchase Agreement in the event that the number of FPA Subject Shares during the FPA Term exceeds certain beneficial ownership and other limitations incorporated into the terms of the Forward Purchase Agreement.

“FPA Initial Price” means the per share redemption price of Public Shares in accordance with the terms of the Forward Purchase Agreement, which shall be publicly disclosed no later than five (5) business days prior to the Closing Date, subject to equitable adjustment, as applicable, in the event the Combined Company effectuates share splits, share dividends, combinations, recapitalizations or like transactions during the FPA Term after the Closing.

“FPA Investor” means a fund sub-advised by JBA Asset Management LLC.

“FPA Maturity Date” means the maturity date, or end of the FPA Term, pursuant to the terms of the Forward Purchase Agreement, to occur on the date which is the earlier of (i) 24 months from the Closing Date or (ii) the date specified by FPA Investor in a written notice to be delivered to Live Oak at FPA Investor’s sole discretion (which Maturity Date shall not be earlier than the day such notice is effective), unless the FPA is earlier terminated in accordance with its terms.

“FPA Number of Shares” means the number of Live Oak Public Shares that are subject to the Forward Purchase Transaction pursuant to the Forward Purchase Agreement as of a relevant time and date, which number of shares shall initially be set forth in the FPA Pricing Notice and is subject to reduction (but not increase) during the FPA Term by any FPA Terminated Shares and FPA Excess Shares.

“FPA OET” means an optional early termination of the Forward Purchase Transaction by the FPA Investor during the FPA Term, in whole or in part, regarding certain FPA Subject Shares, in accordance with the terms of the Forward Purchase Agreement.

“FPA Prepayment Amount” means an amount, equal to the product of the number of FPA Subject Shares indicated in the FPA Pricing Notice multiplied by the FPA Initial Price.

“FPA Pricing Notice” means the notice to be delivered by the FPA Investor to Live Oak no later than one trading day following the Closing of the Business Combination confirming the number of FPA Subject Shares as of the Closing Date, which number of shares is subject to reduction over the term of the FPA.

“FPA Recycled Shares” means free trading shares of Live Oak purchased by the FPA Investor from third parties (other than Live Oak) through a broker in the open market (other than through Live Oak) and any shares of Live Oak held by the FPA Investor as of the date of the FPA.

“FPA Reset Price” means the “Reset Price”, as such term is used and defined in the Forward Purchase Agreement, which price shall initially be equal to the FPA Initial Price, subject to potential downwards (but not upwards) adjustment during the FPA Term in accordance with the terms of the Forward Purchase Agreement.

“FPA Subject Shares” means the Live Oak Public Shares that are subject to the Forward Purchase Transaction pursuant to the Forward Purchase Agreement as of a time and date during the FPA Term.

“FPA Term” means the term of the Forward Purchase Transaction under the terms of the Forward Purchase Agreement, until the FPA Maturity Date.

“FPA Terminated Shares” means FPA Subject Shares, if any, with respect to which the Forward Purchase Transaction is terminated, in the FPA Investor’s discretion, during the FPA Term in accordance with the terms of the Forward Purchase Agreement.

“FPA Trade Date” means the date immediately following the date on which Live Oak holds the Live Oak Extraordinary General Meeting.

“Pricing Date” means the date specified in the Pricing Date Notice.

“Settlement Cycle” means, in respect of the FPA Subject Shares, the period of Clearance System Business Days following a trade in the shares underlying such Index or such Shares, as the case may be, on the Exchange in which settlement will customarily occur according to the rules of such Exchange (or, if there are multiple Exchanges in respect of an Index, the longest such period), and in respect of an Exchange-traded Contract, the period of Exchange Business Days following a trade in such Exchange-traded Contract on the Exchange in which settlement will customarily occur according to the rules of such Exchange. (Capitalized terms used in this definition but not defined herein have the meanings ascribed to such terms in 2002 ISDA Equity Derivatives Definitions.)

The Proxy Statement/Prospectus is amended and supplemented on page xxiii by adding the following to the “Frequently Used Terms – Share Calculations and Ownership Percentages” section of the Proxy Statement/Prospectus.

11. The ownership calculations and percentage interests were prepared without giving effect to the Forward Purchase Agreement and do not reflect any Public Shares that may become subject to the Forward Purchase Agreement. For an illustrative presentation of the assumption that 4,000,000 Live Oak Public Shares, which is the maximum number of FPA Subject Shares under the terms of the Forward Purchase Agreement, are held and not redeemed by the FPA Investor through the Closing, representing the initial FPA Number of Shares that are subject to the Forward Purchase Transaction, see the “QUESTIONS AND ANSWERS ABOUT THE LIVE OAK EXTRAORDINARY GENERAL MEETING – What equity stake will current Public Shareholders, the Sponsor, the Teamshares Stockholders, the Initial PIPE Investors, the SAFE Investors and the FPA Investor hold in the Combined Company immediately after the Closing?” section of the Proxy Statement/Prospectus. For more information regarding the Forward Purchase Agreement, FPA Transaction and FPA Subject Shares, please see the section entitled “SUMMARY OF THE PROXY STATEMENT/PROSPECTUS – Forward Purchase Agreement.”

The Proxy Statement/Prospectus is amended and supplemented on page xxxix by adding the following to the “QUESTIONS AND ANSWERS ABOUT THE LIVE OAK EXTRAORDINARY GENERAL MEETING – What equity stake will current Public Shareholders, the Sponsor, the Teamshares Stockholders, the Initial PIPE Investors, the SAFE Investors and the FPA Investor hold in the Combined Company immediately after the Closing?” section of the Proxy Statement/Prospectus.

	No		25%		50%		Maximum
	Redemption Scenario(1)		Redemption Scenario(2)		Redemption Scenario(3)		Redemption Scenario(4)
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	19,000,000	21%	14,250,000	17%	9,500,000	12%	—	0%
Sponsor	3,450,000	4%	3,450,000	4%	3,450,000	4%	3,450,000	5%
PIPE Investors(5)	13,750,000	15%	13,750,000	16%	13,750,000	17%	13,750,000	19%
Teamshares Stockholders(5)	49,431,767	55%	49,431,767	58%	49,431,767	61%	49,431,767	69%
SAFE Investors(6)	751,343	1%	751,343	1%	751,343	1%	751,343	1%
FPA Investor(7)	4,000,000	4%	4,000,000	5%	4,000,000	5%	4,000,000	6%

Total	90,383,111	100.0%	85,633,111	100%	80,883,111	100%	71,383,111	100%

Additional Potential sources of dilution:
Combined Company Assumed Options(8)	6,328,084	7%	6,328,084	7%	6,328,084	7%	6,328,084	8%
Live Oak Public Warrant Holders(9)	11,500,000	11%	11,500,000	12%	11,500,000	12%	11,500,000	14%
Live Oak Private Warrant Holders(9)	4,500,000	5%	4,500,000	5%	4,500,000	5%	4,500,000	6%
Earn Out Shares(10)	6,000,000	6%	6,000,000	7%	6,000,000	7%	6,000,000	8%
Deferred Founder Shares(11)	1,150,000	1%	1,150,000	1%	1,150,000	1%	1,150,000	2%
Incentive Founder Shares(12)	543,350	1%	543,350	1%	543,350	1%	543,350	1%

The numbers of shares and percentage interests set forth above reflect different redemption scenarios as set forth below.

1.

Assuming No Redemptions: This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares at or prior to the consummation of the Business Combination and excludes any Public Shares that may be purchased or held and not redeemed by the

FPA Investor, as discussed in note 7 below. As Live Oak, its directors and officers and the Sponsor waived their respective redemption rights with regard to Sponsor Shares and any other Public Shares held by them (of which there are none, as of the date of this proxy statement/prospectus), only redemptions of Public Shares are considered for purposes of this presentation. Except to the extent otherwise noted in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information”, the share calculations incorporated into the “No Redemptions” scenario also take into account the assumptions set forth in the section of this proxy statement/prospectus entitled “Share Calculations and Ownership Percentages”.

2.

Assuming 25% of Maximum Redemptions: In addition to the assumptions in the “No Redemptions” scenario, this presentation assumes that 4,750,000 Public Shares are redeemed upon consummation of the Business Combination for aggregate Redemption Payments of $49.8 million, assuming a redemption price of $10.48 per share (based on $241.1 million contained in the Trust Account as of March 31, 2026), which represents approximately 25% of the total number of Public Shares that may be redeemed in connection with the Closing (assuming no prior redemptions of Public Shares), and excludes any Public Shares that may be purchased or held and not redeemed by the FPA Investor, as discussed in note 7 below.

3.

Assuming 50% of Maximum Redemptions: In addition to the assumptions in the “No Redemptions” scenario, this presentation assumes that 9,500,000 Public Shares are redeemed upon consummation of the Business Combination for aggregate Redemption Payments of $99.6 million, assuming a redemption price of $10.48 per share (based on $241.1 million contained in the Trust Account as of March 31, 2026), which represents approximately 50% of the total number of Public Shares that may be redeemed in connection with the Closing (assuming no prior redemptions of Public Shares) and excludes any Public Shares that may be purchased or held and not redeemed by the FPA Investor, as discussed in note 7 below.

4.

Assuming Maximum Redemption Scenario: In addition to the assumptions in the “No Redemptions” scenario, this presentation assumes that 19,000,000 Public Shares are redeemed upon consummation of the Business Combination for aggregate Redemption Payments of $199.1 million, assuming a redemption price of $10.48 per share (based on $241.1 million contained in the Trust Account as of March 31, 2026), which represents the maximum number of Public Shares that could be redeemed in connection with the Closing, assuming no prior redemptions of Public Shares, and excludes any Public Shares that may be purchased or held and not redeemed by the FPA Investor, as discussed in note 7 below. A 100% redemption scenario is possible because proceeds from the Initial PIPE Investment are expected to be sufficient to satisfy the Minimum Cash Condition pursuant to the terms of the Merger Agreement. In the event, which is not expected, that the Initial PIPE Investment is not consummated, a condition to Teamshares’ obligation to consummate the proposed Business Combination would not be satisfied unless sufficient numbers of Public Shares are not redeemed at or prior to the Closing or additional financing transactions generating proceeds to Teamshares or the Combined Company at least equal to the Minimum Cash Condition requirement are consummated; if the foregoing conditions are not satisfied and the Minimum Cash Condition is not waived by Teamshares, in its sole discretion, the Business Combination may not close.

5.

For presentation purposes, shares of Combined Company Common Stock issued to members of Teamshares Management PIPE Investors (each of whom are also Teamshares Stockholders) pursuant to applicable Initial PIPE Subscription Agreements are included in the aggregate shares of Combined Company Common Stock issuable upon consummation of the Initial PIPE Investment to the Initial PIPE Investors but are excluded from the aggregate number of shares presented as issued to the Teamshares Stockholders. The presentation of pro forma ownership information set forth in the table above also takes into account, relative to the allocation of Merger Consideration amongst Teamshares security holders (and, by extension the number of Merger Consideration Shares issuable to Teamshares Stockholders at the Closing), the Liquidation Preference Assumptions further detailed under the subheading “Share Calculations and Ownership Percentages” and assumes the exercise, prior to

Closing, of Company Warrants resulting in the issuance of 48,984 shares of Teamshares Common Stock prior to the First Effective Time to the applicable warrant holder. For further details regarding the assumptions related to Liquidation Preference Elections and the aforementioned warrant exercise, please see the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” under the subheading “Teamshares Liquidation Preference Elections and Warrant Exercises”.

6.

SAFE Investors are holders of Teamshares SAFEs, which will automatically convert into shares of Combined Company Common Stock in accordance with their terms in connection with the Closing. For additional information about the terms of the Teamshares SAFEs and securities issuable or transferable to SAFE Investors thereunder upon consummation of the proposed Business Combination, please see the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” under the subheading “Simple Agreements for Future Equity (SAFE) Investments.”

7.

The presentation in each scenario assumes the FPA Investor has purchased and not redeemed the maximum number of Public Shares that may be subject to the Forward Purchase Transaction. Although the FPA Investor is not contractually obligated to purchase the maximum number of shares, this assumption is presented for illustrative purposes and to show the potential ownership impact if the maximum number of FPA Subject Shares is subject to the Forward Purchase Transaction. Additionally, this assumption reflects the most conservative presentation from the perspective of existing shareholders due to the resulting increase in potential dilution. In the event that the number of FPA Subject Shares is less than 4,000,000 Public Shares, a larger number of Public Shares, up to an additional 4,000,000 shares, may be redeemed for aggregate Redemption Payments of approximately $41.9 million (assuming a redemption price of $10.48 per share as of March 31, 2026).

8.

Represents the aggregate number of shares of Combined Company Common Stock issuable upon exercise of Assumed Options (taking into account adjustments to the number of shares and exercise prices of corresponding in-the-money Company Options that will, upon consummation of the Business Combination, be replaced by Assumed Options), assuming no prior exercises or expiration of Company Options outstanding as of the date of this proxy statement/prospectus. For further information regarding Company Options and Assumed Options, please see the section of this proxy statement/prospectus entitled “Share Calculations and Ownership Percentages.” The weighted average exercise price of the vested and unvested in-the-money Company Options to be assumed by the Combined Company at Closing under the terms of the Merger Agreement are expected to be approximately $3.50 and $7.28, respectively, as of immediately prior to the Closing (though the amount and exercise prices of Assumed Options may change in the event of changes to vesting status and forfeitures, if any, of Company Options between the date of this proxy statement/prospectus and the Closing Date and the Closing Date).

9.

Represents shares of Combined Company Common Stock issuable upon the exercise of Combined Company Warrants (which warrants, at the Closing, will replace Live Oak Public Warrants and Live Oak Private Warrants outstanding and unexercised prior to the Mergers), assuming no prior exercises of Live Oak Public Warrants and Live Oak Private Warrants. Combined Company Warrants will be exercisable beginning 30 days following the Closing for one share of Combined Company Common Stock at an initial exercise price of $11.50 per share in accordance with the terms of the warrants. Each redemption scenario assumes that all outstanding warrants are exercised for cash.

10.

Represents Earn Out Shares potentially issuable, after the Closing, to Earnout Participants (comprised of former Teamshares Stockholders and Eligible Optionholders who satisfy applicable Eligibility Conditions as of immediately prior to an Earnout Trigger Date, if any), subject to satisfaction (if any) of applicable Earnout Conditions, in each case as set forth in the Merger Agreement. Eligible Optionholders must remain continuously employed by, or in service with, the Combined Company or its subsidiaries from the Closing Date until immediately prior to an applicable Triggering Event to receive Earnout Shares; Teamshares Stockholders that are Liquidation Preference Electing Holders waived entitlement to any Earnout Shares in accordance with the terms of the Liquidation Preference Election and Waiver Documents.

11.

Represents 1,150,000 Deferred Founders Shares issuable to Sponsor at the Closing which, after the closing, will be subject to vesting (or forfeiture) on the basis of achieving Founder Shares Post-Closing Conditions during the Founder Share Measurement Period.

12.

Represents 1,150,000 Incentive Founder Shares less the number of Incentive Founder shares which are actually utilized to incentivize investors in a Transaction Financing, secure Trust Account non-redemption or backstop arrangements or otherwise provide support in connection with any Transaction Financing. As of the date of this proxy statement/prospectus, 63,300 Incentive Founder Shares are expected to be transferred to the SAFE Investors as “bonus” shares deliverable under the terms of the Teamshares SAFEs. To the extent that the Sponsor has not transferred or forfeited all of the Incentive Founder Shares at or prior to the Closing, then the Sponsor shall forfeit fifty percent (50%) of the remaining Incentive Founder Shares at the Closing and the other remaining fifty percent (50%) of such Incentive Founder Shares shall become subject to vesting (or forfeiture) on the basis of achieving certain share price targets during the period ending on the five-year anniversary of the Closing. These calculations assume that fifty percent (50%) of unutilized Incentive Founder Shares as of the date of this proxy statement/prospectus are forfeited and the remainder shall be retained by the Sponsor and subject to vesting or forfeiture on the basis of achieving the share price Founder Shares Post-Closing Conditions during the Founder Share Measurement Period.

The foregoing table does not reflect the impact of any other equity issuances on the beneficial ownership levels of the Combined Company, such as:

1.

any private investment in public equity or any other dilutive financing sources other than the Initial PIPE Investment (or the potential impact of such Financing Transactions, if any such transactions are identified and consummated, on the number of Combined Company securities issuable as Merger Consideration under the terms of the Merger Agreement), as none of Live Oak, Teamshares or the Combined Company has commitments for any such financing commitments at this time, in connection with the proposed Business Combination or otherwise and does not currently anticipate having any such transactions or commitments prior to the Closing;

2.	grants of equity or equity-linked securities under the Incentive Plan, the ESPP or any other Combined Company equity incentive plans that may be made in the future; and

3.

potential HBC Fee Shares that may become issuable pursuant to the terms of the HBC Fee Letter (unless Teamshares’ obligations thereunder are satisfied in cash, which they are presently expected to be).

The Proxy Statement/Prospectus is amended and supplemented on page lvii by adding the following to the “QUESTIONS AND ANSWERS ABOUT THE LIVE OAK EXTRAORDINARY GENERAL MEETING – Are there financing transactions being entered into in connection with the Business Combination?” section of the Proxy Statement/Prospectus.

In connection with the Business Combination, Live Oak entered into the Forward Purchase Agreement with the FPA Investor providing for an OTC prepaid share forward transaction involving the FPA Subject Shares, which the FPA Investor may purchase prior to the Closing, relative to which FPA Subject Shares, if any, the FPA Investor has agreed to waive redemption rights under the Live Oak Current Charter prior to and in connection with the Closing. Under the terms of the Forward Purchase Agreement, at the Closing, Live Oak will deliver to the FPA Investor, from funds remaining in the Trust Account, after satisfaction of required redemption payments, an amount equal to the FPA Prepayment Amount. At the maturity date of the Forward Purchase Transaction, to occur on the date (i) 24 months from the Closing Date or (ii) the date specified by FPA Investor in a written notice to be delivered to Live Oak at FPA Investor’s sole discretion (which maturity date shall not be earlier than the day such notice is effective), unless earlier terminated in the FPA Investor’s discretion, the FPA Investor will deliver to the Combined Company all FPA Subject Shares then remaining subject to the Forward Purchase Transaction, and will be entitled to retain a portion of the FPA Prepayment Amount equal in amount to the product of the number of then-remaining FPA Subject Shares (with regard to which the Forward Purchase Transaction has not been earlier terminated) and the FPA Initial Price, with no deliverable or outlay required by the Combined Company. For more information regarding the Forward Purchase Agreement, FPA Transaction and FPA Subject Shares, please see the section entitled “SUMMARY OF THE PROXY STATEMENT/PROSPECTUS – Forward Purchase Agreement.”

The Proxy Statement/Prospectus is amended and supplemented on page 30 and page 136 by adding the following to the “SUMMARY OF THE PROXY STATEMENT/PROSPECTUS” following the “Merger Agreement Amendments” subsection of the Proxy Statement/Prospectus, and to the “Related Agreements” following the “PIPE Subscription Agreement” subsection of the Proxy Statement/Prospectus.

Forward Purchase Agreement

On June 1, 2026, Live Oak and a fund sub-advised by JBA Asset Management LLC (the “FPA Investor”), entered into an agreement (the “Forward Purchase Agreement”) for an OTC Prepaid Share Forward Transaction – Optional Early Termination (the “Forward Purchase Transaction”) involving up to a maximum of 4,000,000 Live Oak Public Shares (the “FPA Subject Shares”) in connection with the Business Combination, to take effect on the FPA Effective Date. The number of FPA Subject Shares has not, as of the date hereof, been determined (and the FPA Investor is not obligated, under the terms of the Forward Purchase Agreement, to purchase any Public Shares) and will be set forth in an FPA Pricing Notice to be delivered to Live Oak no later than one trading day following the Closing in accordance with the terms of the Forward Purchase Agreement. The FPA Subject Shares will consist of Public Shares that the FPA Investor holds or may purchase through a broker in the open market or from holders of Public Shares (other than Live Oak or affiliates of Live Oak) that have tendered requests to Live Oak to redeem such Public Shares or indicated an interest in redeeming Public Shares pursuant to the redemption rights set forth in the Current Charter, not to exceed 4,000,000 shares. The number of the FPA Subject Shares is subject to reduction (but not increase) during the term of the Forward Purchase Transaction (the “FPA Term”) by FPA Terminated Shares and FPA Excess Shares, each as defined below, if any (with the number of FPA Subject Shares remaining subject to the Forward Purchase Transaction as of any date during the FPA Term, the “FPA Number of Shares”). The FPA Investor has agreed to waive any redemption rights with respect to the FPA Subject Shares in connection with the Business Combination.

Pursuant to the terms of the Forward Purchase Agreement, upon consummation, if any, of the Business Combination, Live Oak will pay the FPA Investor, from funds remaining in the Trust Account after satisfaction of required redemption payments, a “FPA Prepayment Amount” equal to the product of (i) the number of FPA Subject Shares multiplied by (ii) the per share redemption price of the Public Shares determined as of five (5) Exchange Business Days (as defined in the 2002 ISDA Equity Derivatives Definitions) prior to the Closing Date (“FPA Initial Price”), subject to adjustment for share splits, share dividends, combinations, recapitalizations or like transactions by the Combined Company after the Closing of the Business Combination; Live Oak or the Combined Company will also reimburse the FPA Investor for certain expenses at the Closing or upon earlier termination of the Forward Purchase Agreement, as applicable.

The FPA Term lasts from the FPA Trade Date until (i) the date that is 24 months from the closing of the Business Combination or (ii) the date specified by the FPA Investor in a written notice to be delivered to Live Oak or the Combined Company at the FPA Investor’s sole discretion (the “FPA Maturity Date”) (which Maturity Date shall not be earlier than the day such notice is effective) unless earlier terminated in accordance with the terms of the Forward Purchase Agreement. Upon the FPA Maturity Date, the FPA Investor will deliver the FPA Number of Shares (meaning the number of FPA Subject Shares then-remaining subject to the Forward Purchase Transaction) to the Combined Company and will be entitled to retain a portion of the FPA Prepayment

Amount equal to the product of the number of such FPA Subject Shares multiplied by the FPA Initial Price; there are no FPA Maturity Date delivery obligations on the part of the Combined Company.

At any time or from time to time during the Term, the FPA Investor may sell FPA Subject Shares (or any other Combined Company securities) in one or more public or private transactions and, in connection with any such sale, terminate the Forward Purchase Transaction (a “FPA Optional Early Termination” or “FPA OET”), in whole or in part, with respect to any number of FPA Subject Shares by written notice to the Combined Company to be delivered no later than the third Exchange Business Day following the date on which a termination with respect to any such shares (the “FPA Terminated Shares”) occurs. Upon any FPA OET, the FPA Investor will deliver to the Combined Company a portion of the FPA Prepayment Amount equal to the product of the number of FPA Terminated Shares multiplied by the FPA Reset Price (as defined below) in effect as of the date of such FPA OET.

The “FPA Reset Price” in effect during the FPA Term shall initially be equal to the FPA Initial Price, subject to reduction (but not increase) as follows: (i) in the Combined Company’s discretion, to the lowest daily volume weighted average trading price (“VWAP”) of shares of Combined Company Common Stock over the preceding ten (10) trading days and (ii) automatically, in the event Live Oak or the Combined Company, as applicable, issues securities at effective prices lower than the then-current FPA Reset Price (an “FPA Dilutive Offering”), subject to certain exceptions further described in the Forward Purchase Agreement. For purposes of the Forward Purchase Agreement, FPA Dilutive Offerings, among other exclusions, do not include pre-Business Combination Closing offerings of Live Oak securities for fixed numbers of shares at fixed prices not less than $5.00 per share.

During the FPA Term, the FPA Number of Shares is subject to reduction (but not increase) for any FPA Terminated Shares and for any “FPA Excess Shares”, defined as FPA Subject Shares exceeding certain beneficial ownership and other limitations set forth in the Forward Purchase Agreement.

The Forward Purchase Transaction may also be terminated during the FPA Term upon the occurrence of certain material adverse changes affecting the Combined Company’s business, assets, financial condition or results of operations after the Closing and other termination events. The Forward Purchase Agreement also incorporates terms and provisions relating to extraordinary events and events of default, including provisions relating to legal or regulatory changes, insolvency and events affecting the listing or trading of the Combined Company’s securities on a national stock exchange.

The terms of the Forward Purchase Agreement have been structured, and all activity by the FPA Investor in connection therewith has been or will be undertaken, to comply with applicable tender offer regulations, including Rule 14e-5 under the Securities Exchange Act of 1934, as amended.

The terms of the Forward Purchase Agreement also require Live Oak to disclose the estimated redemption price per Public Share that would be available to redeeming Public Shareholders if the Trust Account were to be liquidated as of a date within two business days prior to entry into the Forward Purchase Agreement, as well as additional disclosures at least once every ten (10) Exchange Business Days through the FPA Trade Date. The approximate redemption price per share if the Trust Account was liquidated as of May 29, 2026 would be $10.54.

The FPA Investor is affiliated with HBC, which serves as the sole lender, administrative agent and collateral agent under the HBC Credit Agreement for the HBC Facility. Under the Fee Letter, the fees payable to the lender would have increased if a forward purchase agreement were not entered into prior to the Closing. Live Oak entered into the Forward Purchase Agreement in connection with satisfying this condition, and, as a result, the Combined Company will not become subject to the increased fees that would have otherwise become payable.

The Forward Purchase Agreement is attached hereto as Annex A, and the foregoing description of the Forward Purchase Agreement is qualified in its entirety by reference thereto.

The Proxy Statement/Prospectus is amended and supplemented on page 36 by adding the following to the “Summary of Risk Factors” section of the Proxy Statement/Prospectus.

Risks Related to the Forward Purchase Agreement

•

The Forward Purchase Agreement requires the Combined Company to fund the Prepayment Amount at the closing of the Business Combination, and the Combined Company may receive limited or no cash proceeds under the Forward Purchase Agreement, which could significantly reduce the Combined Company’s available cash and adversely affect its liquidity.

•

The Forward Purchase Agreement may negatively impact the market price of Combined Company Common Stock, create ownership dilution or the perception of dilution, and adversely affect the Combined Company’s ability to raise additional capital.

The Proxy Statement/Prospectus is amended and supplemented on page 57 by adding the following subsection after the “Risk Factors – Risks Related to the Business Combination and Live Oak” section of the Proxy Statement/Prospectus:

Risks Related to Forward Purchase Agreement

The Forward Purchase Agreement requires the Combined Company to fund the Prepayment Amount at the closing of the Business Combination, and the Combined Company may receive limited or no cash proceeds under the Forward Purchase Agreement, which could significantly reduce the Combined Company’s available cash and adversely affect its liquidity.

If the FPA Investor purchases any FPA Recycled Shares pursuant to the Forward Purchase Agreement, the Combined Company will be required to pay the Prepayment Amount to the FPA Investor in connection with the closing of the Business Combination, which is expected to be funded from amounts otherwise held in the Trust Account. As a result, the Combined Company may have significantly less cash available following the Business Combination to fund operations, growth initiatives, acquisitions or other corporate purposes than it would have had if an equivalent number of Public Shares had remained outstanding after the Business Combination but were not subject to the Forward Purchase Agreement. Utilizing, solely for calculation purposes, an FPA Initial Price of $10.54 (the estimated redemption price per Public Share as of May 29, 2026) and assuming the FPA Investor holds the maximum 4,000,000 Live Oak Public Shares through the Closing, the FPA Prepayment Amount payable to the FPA Investor at the Closing would be approximately $42.2 million. The Combined Company will not have access to the FPA Prepayment Amount immediately following the Closing, and depending on the manner in which the FPA Investor’s Forward Purchase Transaction is settled, may never have access to the FPA Prepayment Amount. Furthermore, any proceeds to which the Combined Company may be entitled pursuant to the Forward Purchase Agreement will not be held in any bankruptcy-protected account, escrow account, trust account, or any similar arrangement, and there is no requirement for the FPA Investor to hold such amount separate or apart from any other funds of the FPA Investor prior to the settlement of the transactions pursuant to the Forward Purchase Agreement. The lack of any such bankruptcy-protected arrangement subjects us to further risk that the Combined Company may never have access to the settlement proceeds if the FPA Investor fails to make payments when due, defaults under the Forward Purchase Agreement, becomes insolvent or declares bankruptcy.

Following the closing of the Business Combination, the FPA Investor may, from time to time and in its sole discretion, elect to terminate all or a portion of the Forward Purchase Transaction through an FPA OET, upon which the FPA Investor would pay the Combined Company an amount equal to the number of Terminated Shares multiplied by the then-applicable FPA Reset Price. However, the FPA Investor is not obligated to elect any FPA OET and may retain some or all of the shares subject to the Forward Purchase Agreement through the FPA Maturity Date. In addition, the FPA Reset Price may be reduced over time, including to the lowest daily VWAP price over the prior ten trading days at the election of the Combined Company and automatically upon certain dilutive issuances. If the trading price of the Combined Company common stock declines following the Business

Combination, the FPA Reset Price may also decline, which would reduce the amount of cash the Combined Company receives in connection with any FPA OET. Accordingly, there can be no assurance that the Combined Company will receive significant cash proceeds, or any cash proceeds, from future FPA OETs under the Forward Purchase Agreement.

The Forward Purchase Agreement includes various termination provisions and extraordinary event provisions, including in connection with delisting events, insolvency events, changes in law, certain governmental actions, termination of the Merger Agreement, and certain material adverse changes involving the Combined Company. The occurrence of one or more such events could result in the termination of the Forward Purchase Agreement or otherwise adversely affect the economic benefits expected to be received by the Combined Company thereunder. In addition, if the FPA Investor decides to sell the FPA Recycled Shares into the market, it may cause the trading price of the Combined Company’s common stock to decline significantly. Accordingly, there can be no assurance that the Combined Company will receive the anticipated cash proceeds, or any proceeds, from the Forward Purchase Agreement, which may adversely affect the Combined Company’s liquidity and capital needs following the Business Combination. In addition, holders may experience a loss as a result of a decline in the market price of the Combined Company’s common stock.

The Forward Purchase Agreement may negatively impact the market price of the Combined Company Common Stock, create ownership dilution or the perception of dilution, and adversely affect the Combined Company’s ability to raise additional capital.

The economic return available to the FPA Investor under the Forward Purchase Agreement may differ significantly from the economic return available to other holders of Combined Company Common Stock. Unlike other holders of Combined Company Common Stock, the FPA Investor’s economic return may depend not only on the market price of shares it owns or sells, but also on the contractual settlement mechanics under the Forward Purchase Agreement. During the term of the Forward Purchase Agreement, the FPA Investor may sell shares subject to the Forward Purchase Transaction and subsequently elect an Optional Early Termination with respect to such shares. In connection with an Optional Early Termination, the FPA Investor is generally required to make a payment to the Combined Company based on the applicable FPA Reset Price, rather than the market price at which such shares may have been sold.

As a result, if the market price of Combined Company Common Stock exceeds the applicable FPA Reset Price, the FPA Investor may be able to retain the difference between the market sale price and the FPA Reset Price. In addition, because the FPA Reset Price may be adjusted downward during the term of the Forward Purchase Agreement, including in connection with certain dilutive issuances, the amount payable to the Combined Company upon an Optional Early Termination may be less than the per-share FPA Initial Price used to calculate the FPA Prepayment Amount paid to the FPA Investor at Closing. These mechanics may provide the FPA Investor with economic incentives that differ from, and in some circumstances may be adverse to, those of other holders of Combined Company Common Stock.

The FPA Investor may therefore be incentivized to sell shares following the Closing, including during periods in which the market price of Combined Company Common Stock exceeds the applicable FPA Reset Price, rather than hold such shares as a long-term investment. Sales of substantial amounts of common stock into the public market, or the perception that such sales could occur, could create downward pressure on the market price of the Combined Company’s common stock and increase volatility in the trading price of such securities.

In addition, to the extent FPA Subject Shares are not redeemed and remain outstanding following the Business Combination, the ownership percentage of other holders of Combined Company Common Stock may be reduced relative to a scenario in which such shares were redeemed.

Accordingly, the interests of the FPA Investor may not be aligned with the interests of other holders of Combined Company Common Stock, and the operation of the Forward Purchase Agreement could negatively impact the market price of Combined Company Common Stock, create ownership dilution or the perception of dilution and adversely affect the Combined Company’s ability to raise additional capital on favorable terms or at all.

The Proxy Statement/Prospectus is amended and supplemented on pages 321 and 322 by adding the following to the “BENEFICIAL OWNERSHIP OF SECURITIES” section of the Proxy Statement/Prospectus after each instance of “Both scenarios also assume that, at the Closing, 49,431,767 shares of Combined Company Common Stock will be issued to the Teamshares Stockholders in the Merger.”

Both scenarios were prepared without giving effect to any Public Shares that may be held by the FPA Investor and become subject to the Forward Purchase Transaction.

ANNEX A

FORWARD PURCHASE AGREEMENT

EXECUTION VERSION

Date:	June 1, 2026

To:	Live Oak Acquisition Corp. V, a Cayman Islands exempted company (“LOAC”); following the Business Combination (as defined below), to Teamshares Inc., a Delaware corporation, which will result from the redomestication of LOAC to Delaware (collectively, the “Counterparty”).

Address:	Live Oak Acquisition Corp. V 4921 William Arnold Road Memphis, Tennessee 38117 Attn: Richard Hendrix

From:	HB Strategies LLC (the “Seller”)

Re:	Prepaid Share Forward

The purpose of this agreement (this “Confirmation”) is to confirm the terms and conditions of the transaction (the “Transaction”) entered into between Seller and the Counterparty on the Trade Date specified below. The term “Counterparty” refers to LOAC until the consummation of the Business Combination (as defined below), then to PubCo (as defined below), following the Business Combination. “Target” refers to Teamshares Inc., a Delaware corporation, prior to the Business Combination. The “Business Combination” refers to the proposed business combination between LOAC and Target pursuant to that certain Business Combination Agreement, dated as of November 14, 2025 (as it may be amended, the “BCA”). In connection with the consummation of the Business Combination, LOAC will re-domesticate from the Cayman Islands to Delaware (the “Redomestication”) and change its corporate name to “Teamshares Inc.” (“Pubco”). Certain terms of the Transaction shall be as set forth in this Confirmation, with additional terms as set forth in a Pricing Date Notice (the “Pricing Date Notice”) in the form of Schedule A hereto. This Confirmation, together with the Pricing Date Notice, constitutes a “Confirmation” and the Transaction constitutes a separate “Transaction” as referred to in the ISDA Form (as defined below).

Target and certain of its subsidiaries, HBC Financing Partners Blocker LLC, an affiliate of the Seller, and the other parties thereto, are parties to those certain fee letter agreements dated December 24, 2025 and March 2, 2026 (collectively, the “Fee Agreement”).

This Confirmation, together with the Pricing Date Notice, evidences a complete binding agreement between Seller, Target and Counterparty as to the subject matter and terms of the Transaction to which this Confirmation relates and shall supersede all prior or contemporaneous written or oral communications with respect thereto.

The 2006 ISDA Definitions (the “Swap Definitions”) and the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”, and with the Swap Definitions, the “Definitions”), each as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. If there is any inconsistency between the Definitions and this Confirmation, this Confirmation governs. If, in relation to the Transaction, there is any inconsistency between the ISDA Form, this Confirmation (including the Pricing Date Notice), the Swap Definitions and the Equity Definitions, the following will prevail for purposes of such Transaction in the order of precedence indicated: (a) this Confirmation (including the Pricing Date Notice); (b) the Equity Definitions; (c) the Swap Definitions; and (d) the ISDA Form.

This Confirmation, together with the Pricing Date Notice, shall supplement, form a part of, and be subject to an agreement in the form of the 2002 ISDA Master Agreement (the “ISDA Form”) as if Seller, Target and Counterparty had executed an agreement in such form (but without any Schedule except as set forth herein under “Schedule Provisions”) on the Trade Date.

Reference is made to the final prospectus of LOAC, dated as of February 27, 2025, and filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2025 (File No. 333-284207) (the “IPO Prospectus”). Seller understands that LOAC has established a trust account (the “Trust Account”) containing the proceeds of LOAC’s initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including without limitation interest accrued from time to time thereon) for the benefit of LOAC’s public shareholders (the “Public Shareholders”) and that, except as otherwise described in the IPO Prospectus and LOAC’s organizational documents, LOAC may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their LOAC Class A ordinary shares in connection with the consummation of LOAC’s initial business combination (as such term is used in the IPO Prospectus) (an “Initial Business Combination”); or in connection with an extension of its deadline to consummate an Initial Business Combination, (b) to the Public Shareholders if LOAC fails to consummate an Initial Business Combination within twenty-one (21) months after the closing of the IPO, and subject to further extension by amendment to LOAC’s organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses, or (d) to LOAC after or concurrently with the consummation of an Initial Business Combination. For and in consideration of LOAC entering into this Confirmation and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Seller hereby agrees on behalf of itself and its affiliates that, notwithstanding anything to the contrary in this Confirmation other than as expressly provided in this paragraph below, neither the Seller nor any of its affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including without limitation any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Confirmation or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Seller on behalf of itself and its affiliates hereby irrevocably waives any Released Claims that the Seller or any of its affiliates may have against the Trust Account (including without limitation any distributions therefrom) now or in the future and will not seek recourse against the Trust Account (including without limitation any distributions therefrom) for any reason whatsoever (including without limitation for an alleged breach of this Confirmation or any other agreement with LOAC or its affiliates). The Seller agrees and acknowledges that such irrevocable waiver is material to this Confirmation and specifically relied upon by LOAC and its affiliates to induce LOAC to enter in this Confirmation, and the Seller further intends and understands such waiver to be valid, binding and enforceable against the Seller and each of its affiliates under applicable law. To the extent that the Seller or any of its affiliates commences any action, claim or proceeding based upon, in connection with, relating to or arising out of any matter relating to LOAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against LOAC or its Representatives, the Seller hereby acknowledges and agrees that its and its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Seller or any of its affiliates (or any person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including without limitation any distributions therefrom) or any amounts contained therein. In the event that the Seller or any of its affiliates commences any action, claim or proceeding based upon, in connection with, relating to or arising out of any matter relating to LOAC or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including without limitation any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief, LOAC and its Representatives, as applicable, shall be entitled to recover from the Seller and its affiliates, as applicable, the associated legal fees and costs in connection with any such action, claim or proceeding, in the event LOAC or its Representatives, as applicable, prevails in such Action. Notwithstanding the foregoing, the provisions of this paragraph (the “Trust Waiver Provisions”) shall not affect any rights of the Seller or its affiliates to (i) receive distributions from the Trust Account in their capacities as Public Shareholders upon the redemption of their shares in accordance with the IPO Prospectus and LOAC organizational documents (to the extent the Seller is permitted by this Confirmation to participate in such redemption), including in the event of an Additional Termination Event, or the liquidation of LOAC if it does not consummate an Initial Business Combination prior to its deadline to do so, or (ii) seek specific performance or other equitable relief for LOAC to comply with the terms of this Confirmation (other than a claim against the Trust Account or distributions therefrom except as provided in clause (i) above or the failure to make the Prepayment upon the closing of the Business Combination as described below). For purposes of this Confirmation, the term (x) “Representatives” with respect to any person shall mean such person’s affiliates and its and its affiliate’s respective directors, officers, employees, consultants, advisors, agents and other representatives. The Trust Waiver Provisions shall survive termination or expiration of this Confirmation for any reason and continue indefinitely, and the term “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity.

The terms of the particular Transaction to which this Confirmation relates are as follows, and capitalized terms, as used herein and to the extent not otherwise defined, shall have as their definitions the applicable terms described below:

General Terms

Type of Transaction:	Share Forward Transaction.

Trade Date:	The date following the date on which LOAC holds its extraordinary general meeting of shareholders to approve the Business Combination and related matters.

Pricing Date:	The date specified in the Pricing Date Notice.

Effective Date:	One (1) Settlement Cycle following the Pricing Date.

Trading Day:	Any day on which (a) trading in Shares generally occurs on the principal U.S. national or regional securities exchange on which the Shares are then listed or, if the Shares are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Shares are then traded; and (b) there is no Market Disruption Event. If the Shares are not so listed or traded, then “Trading Day” means an Exchange Business Day (as defined herein).

Market Disruption Event:	With respect to any date, the occurrence or existence, during the one-half hour period ending at the scheduled close of trading on such date on the principal U.S. national or regional securities exchange or other market on which the Shares are listed for trading or trades, of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in the Shares or in any options contracts or futures contracts relating to the Shares.

Maturity Date:	The earlier to occur of (a) the date that is 24-months after the closing of the Business Combination or (b) the date specified by Seller in a written notice to be delivered to Counterparty at Seller’s sole discretion (which Maturity Date shall not be earlier than the day such notice is effective). The Maturity Date notice will become effective immediately upon its delivery from Seller to Counterparty in accordance with this Confirmation.

VWAP Price:	For any scheduled Trading Day, the Rule 10b-18 volume weighted average price per Share for such day as reported on the relevant Bloomberg Screen “TMS US <Equity> AQR SEC” (or any successor thereto), or if such price is not so reported on such Trading Day for any reason or is manifestly erroneous, the VWAP Price shall be as reasonably determined by the Calculation Agent.

Pricing Date Notice:	Seller shall deliver to Counterparty the Pricing Date Notice no later than one (1) day on which Nasdaq and commercial banks in the City of New York are open for business (each such day, an “Exchange Business Day”) following the closing of the Business Combination. The Pricing Date Notice shall include the Number of Shares subject to this Confirmation.

Seller:	Seller.

Buyer:	Counterparty.

Shares:	Prior to the Domestication, the Class A ordinary shares, par value $0.0001 per share, of Live Oak Acquisition Corp. V, a Cayman Island exempted company (Ticker: “LOKV”) and after the Domestication, the common stock, par value $0.0001 per share, of PubCo (which after the Business Combination, will have the Ticker: “TMS”).

Number of Shares:	The number of Recycled Shares, but in no event more than the Maximum Number of Shares (the “Number of Shares”). The Number of Shares is subject to reduction as described under “Optional Early Termination”.

Recycled Shares:	A number of free trading Shares (such Shares referred to herein as the “Public Shares”) equal to the sum of (a) the number of Shares purchased by Seller from third parties (other than Counterparty) through a broker in the open market (other than through Counterparty) and (b) any Shares currently held by the Seller; provided that Seller shall have irrevocably waived all redemption rights with respect to such Shares as provided below in the section captioned “Transactions by Seller in the Shares.” Seller shall specify the number of Recycled Shares (the “Number of Recycled Shares”) in the initial Pricing Date Notice. In no event will any Shares purchased after the date of this Confirmation be purchased at a price per share in excess of the most recently disclosed redemption price per share that would be applicable if the Trust Account was liquidated on the date specified in such disclosure.

Maximum Number of Shares:	4,000,000 Shares

Initial Price:	The redemption price per Share paid by LOAC in accordance with the organizational/constitutive documents of LOAC prior to the closing of the Business Combination (the “Redemption Price”) which shall publicly be disclosed no later than five (5) Exchange Business Days prior to the closing of the Business Combination. The Initial Price will be equitably adjusted for any share splits, share dividends, combinations, recapitalizations and the like occurring after the closing of the Business Combination.

Reset Price:	The Reset Price will initially be the Initial Price. From time to time in the Counterparty’s sole discretion the Reset Price may be adjusted to the lower of the current Reset Price and the lowest daily VWAP Price over the prior ten (10) trading days. The Reset Price shall be subject to reduction upon a Dilutive Offering Reset immediately upon the occurrence of such Dilutive Offering. For avoidance of doubt the Reset Price may only be adjusted downward. In the event of an adjustment to the Reset Price, the Counterparty shall promptly, but no later than one (1) Exchange Business Day after the event triggering an adjustment to the Reset Price, (i) notify the Seller of the adjustment to the Reset Price, and (ii) publicly announce (via 8-K or Press Release), the adjustment to the Reset Price.

Dilutive Offering Reset:	To the extent the Counterparty closes any agreement to sell or grants any right to reprice, or otherwise disposes of or issues (or announce any offer, sale, grant or any option to purchase or other disposition) any Shares or any securities of the Counterparty or any of its respective subsidiaries (a “Secondary Transaction”), which would entitle the holder thereof to acquire or sell on behalf of the

Counterparty at any time Shares or other securities of the Counterparty, including, without limitation, any debt, preferred stock, preference shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Shares or other securities of the Counterparty, at an effective price per share less than the then existing Reset Price (a “Dilutive Offering”), then the Reset Price shall be modified to equal such reduced price (the “Reduced Price”) as of such date; provided that, without limiting the foregoing, a Dilutive Offering Reset (for the avoidance of doubt) shall not include (i) the grant, issuance or exercise of employee stock options or other equity awards under the Counterparty’s equity compensation plans, (ii) Shares issued in connection with the Business Combination pursuant to the BCA based on the price set forth therein as of this date, or in connection with any private placement announced as of this date, provided that the purchase price per share is not subsequently reduced, (iii) private placements prior to the Business Combination in which a fixed number of Shares only are issued (i.e., no derivative securities are issued and no additional Shares may be issued based on future events) at a price of no less than $5.00 per share, provided that the purchase price per share is not subsequently reduced, (iv) Shares issued upon the exercise of warrants, options or other convertible securities of the Counterparty or the Target that are issued and outstanding as of this date or are issued in connection with the Business Combination pursuant to the BCA based on the price set forth therein as of this date. In the event that warrants or other derivative securities are issued as part of a Secondary Transaction, the Black-Scholes value of such warrant or other derivative security shall be deducted from the price per share or unit paid by the investor in such offering in order to determine whether a Dilutive Offering took place and the Reduced Price. To the extent other consideration is granted in conjunction with a Secondary Transaction, the fair value of such other consideration shall be deducted from the price per share or unit paid by the investor in such offering in order to determine whether a Dilutive Offering took place and in calculating the Reduced Price.

Prepayment:	Payment of the Prepayment Amount shall be made directly from the Trust Account to Seller no later than the Prepayment Date. Seller shall receive a non-interference letter from any creditor which has the ability to block distributions or payments required herein.

Counterparty shall provide (a) notice to Counterparty’s trustee of the entry into this Confirmation no later than two (2) Local Business Days following the date hereof, with copy to Seller and Seller’s outside legal counsel, and (b) to Seller and Seller’s outside legal counsel a final draft of the flow of funds from the Trust Account prior to the closing of the Business Combination itemizing the Prepayment Amount due; provided that Seller shall be invited to attend any closing call to finalize the flow of funds in connection with the Business Combination.

Prepayment Amount:	At the closing of the Business Combination, the Counterparty will pay to the Seller an amount equal to the (a) Number of Shares, multiplied by (b) the Initial Price (“Prepayment Amount”).

Prepayment Date:	The earlier of (a) one (l) Local Business Day after the closing of the Business Combination and (b) the date any assets from the Trust Account are disbursed in connection with the Business Combination.

Variable Obligation:	Not applicable.

Redemptions:	Counterparty shall promptly accept any redemption reversal requests in connection with purchases of Shares by Seller for any Public Shares subject to this Confirmation.

Exchange(s):	The Nasdaq Stock Market LLC (“Nasdaq”), whether the Nasdaq Global Market or the Nasdaq Capital Market.

Related Exchange(s):	The Exchange.

Reimbursement of Legal Fees and Other Expenses:	Upon the earlier of the closing of the Business Combination or the termination of this Confirmation, Counterparty shall pay to Seller an amount equal to (a) the reasonable and documented out of pocket attorneys’ fees and other reasonable and documented out of pocket expenses related to such attorneys’ fees incurred by Seller or its affiliates prior to the closing of the Business Combination in connection with this Transaction subject to a maximum of $30,000 and (b) expenses actually incurred in connection with the acquisition of the Public Shares.

Settlement Terms

Settlement Method Election:	Not Applicable.

Settlement Method:	Physical Settlement.

Settlement Currency:	USD.

Settlement Date:	Two (2) Exchange Business Days following the Maturity Date.

Optional Early Termination:	From time to time and on any Exchange Business Day following the closing of the Business Combination on which a termination with respect to any Shares occurs (any such date, an “OET Date”), and subject to the terms and conditions below, Seller may, in its absolute discretion, terminate the Transaction in whole or in part with respect to any number of Shares by giving notice of such termination in the form attached hereto as Schedule B (an “OET Notice”) no later than the third (3rd) Exchange Business Day following the OET Date which shall specify the number of Shares for which the Transaction is terminated (such quantity, which for the avoidance of doubt shall not exceed the current Number of Shares at the time such notice is given, the “Terminated Shares”). As of each OET Date, Counterparty shall be entitled to an amount from Seller, and the Seller shall pay to Counterparty, an amount equal to the product of (i) the Terminated Shares and (ii) the then in effect Reset Price.

The effect of any OET Notice given shall be to reduce the Number of Shares by the number of Terminated Shares specified in such OET Notice with effect (including for purposes of the provision in paragraph 3(b) in the section captioned, “Representations, Warranties and Covenants,” below) as of the related OET Date.

The remainder of the Transaction, if any, shall continue in accordance with its terms; provided that if the OET Date is also the stated Maturity Date, the remainder of the Transaction shall be settled in accordance with the other provisions of “Maturity Settlement” below.

Maturity Settlement:	On the Maturity Date, Seller shall deliver to Counterparty the Number of Shares (as reduced for any Terminated Shares and Excess Shares (as defined below)) and Counterparty shall have no delivery obligation to Seller, and Seller shall be entitled to retain a portion of the Prepayment Amount equal to (i) the Number of Shares (as reduced for any Terminated Shares and Excess Shares) multiplied by (ii) the Initial Price.

Share Adjustments:

Method of Adjustment:	Calculation Agent Adjustment.

Extraordinary Events:

Consequences of Merger Events involving Counterparty:

Share-for-Share:	Calculation Agent Adjustment.

Share-for-Other:	Cancellation and Payment.

Share-for-Combined:	Component Adjustment.

Tender Offer:	Applicable; provided, however, that Section 12.l(d) of the Equity Definitions is hereby amended by adding “, or of the outstanding Shares,” before “of the Issuer” in the fourth line thereof and replacing the reference to “10%” therein with “20%”. Sections 12.l(e) and 12.1(1) of the Equity Definitions are hereby amended by adding “or Shares, as applicable,” after “voting Shares”.

Consequences of Tender Offers:

Share-for-Share:	Calculation Agent Adjustment.

Share-for-Other:	Calculation Agent Adjustment.

Share-for-Combined:	Calculation Agent Adjustment.

Composition of Combined Consideration:	Not Applicable.

Nationalization, Insolvency or Delisting:	Cancellation and Payment (Calculation Agent Determination); provided that in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the Nasdaq Global Select Market, Nasdaq Capital Market or the Nasdaq Global Market (or their respective successors) or such other exchange or quotation system which, in the determination of the Calculation Agent, has liquidity comparable to the aforementioned exchanges; if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall be deemed to be the Exchange.

Business Combination Exclusion:	Notwithstanding the foregoing or any other provision herein, the parties agree that the Business Combination shall not constitute a Merger Event, Tender Offer, Delisting or any other Extraordinary Event hereunder.

Additional Disruption Events:

Change in Law:	Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by adding the words “(including, for the avoidance of doubt and without limitation, adoption or promulgation of new regulations authorized or mandated by existing statute)” after the word “regulation” in the second line thereof.

Failure to Deliver:	Not Applicable.

Insolvency Filing:	Applicable.

Hedging Disruption:	Not Applicable.

Increased Cost of Hedging:	Not Applicable.

Loss of Stock Borrow:	Not Applicable.

Increased Cost of Stock Borrow:	Not Applicable.

Determining Party:	When making any determination or calculation as “Determining Party,” Seller shall be bound by the same obligations relating to required acts of the Calculation Agent as set forth in Section 1.40 of the Equity Definitions and this Confirmation as if Determining Party were the Calculation Agent. For all applicable events, Seller, unless (a) an Event of Default, Potential Event of Default or Termination Event has occurred and is continuing with respect to Seller, or (b) if Seller fails to perform its obligations as Determining Party, in which case a Third Party Dealer (as defined below) in the relevant market selected by Counterparty will be the Determining Party.
Additional Provisions:

Calculation Agent:	Seller, unless (a) an Event of Default, Potential Event of Default or Additional Termination Event has occurred and is continuing with respect to Seller, or (b) if Seller fails to perform its obligations as Calculation Agent, in which case an unaffiliated leading dealer in the relevant market selected by Seller in its sole discretion will be the Calculation Agent.

In the event that a party (the “Disputing Party”) does not agree with any determination made (or the failure to make any determination) by the Calculation Agent, the Disputing Party shall have the right to require that the Calculation Agent have such determination reviewed by a disinterested third party that is a dealer in derivatives of the type that is the subject of the dispute and that is not an affiliate of either party (a “Third Party Dealer”). Such Third Party Dealer shall be jointly selected by the parties within one (1) Exchange Business Day after the Disputing Party’s exercise of its rights hereunder (once selected, such Third Party Dealer shall be the “Substitute Calculation Agent”). If the parties are unable to agree on a Substitute Calculation Agent within the prescribed time, each of the parties shall elect a Third Party Dealer and such two dealers shall agree on a Third Party Dealer by the end of the subsequent Exchange Business Day. Such Third Party Dealer shall be deemed to be the Substitute Calculation Agent. Any exercise by the Disputing Party of its rights hereunder must be in writing and shall be delivered to the Calculation Agent not later than the third Exchange Business Day following the Exchange Business Day on which the Calculation Agent notifies the Disputing Party of any determination made (or of the failure to make any determination). Any determination by the Substitute Calculation Agent shall be binding in the absence of manifest error and shall be made as soon as possible but no later than the second Exchange Business Day following the Substitute Calculation Agent’s appointment. The costs of such Substitute Calculation Agent shall be borne by (a) the Disputing Party if the Substitute Calculation Agent substantially agrees with the Calculation Agent or (b) the non-Disputing Party if the Substitute Calculation Agent does not substantially agree with the Calculation Agent. If, after following the procedures and within the specified time frames set forth above, a binding determination is not achieved, the original determination of the Calculation Agent shall apply.

Non-Reliance:	Applicable.

Agreements and Acknowledgements Regarding Hedging Activities:	Applicable.

Additional Acknowledgements:	Applicable.

Collateral Provisions:

Grant of Security Interest:	None.

Collateral:	None.

Securities Account:	None.

Securities :	None.

Perfection:	None.

Schedule Provisions:

Specified Entity:	In relation to both Seller and Counterparty for the purpose of: Section 5(a)(v) [of the ISDA Form], Not Applicable Section 5(a)(vi) [of the ISDA Form], Not Applicable Section 5(a)(vii) [of the ISDA Form], Not Applicable Section 5(b)(v) [of the ISDA Form], Not Applicable.

Cross-Default	The “Cross-Default” provisions of Section 5(a)(vi) of the ISDA Form will not apply to either party.

Credit Event Upon Merger	The “Credit Event Upon Merger” provisions of Section 5(b)(v) of the ISDA Form will not apply to either party.

Automatic Early Termination:	The “Automatic Early Termination” of Section 6(a) of the ISDA Form will not apply to either party.

Termination Currency:	United States Dollars.

Additional Termination Event	Will apply to Seller and to Counterparty. The occurrence of any of the following events shall constitute an Additional Termination Event:

(a) The BCA is terminated prior to the closing of the Business Combination; or

(b)   If prior to the closing of the Business Combination, any governmental authority, including the SEC, issues comments with respect to or challenges the enforceability of the BCA or this Confirmation in a manner that the Counterparty believes in good faith would reasonably be expected to result in a material delay in the closing of the Business Combination or material liability to the Counterparty, the Counterparty shall be permitted to immediately terminate the Transaction and this Confirmation without any liability; provided, that in the event of such termination, the Counterparty shall in good-faith allow Seller to review all comments received that informed the above decision.

(c) Upon the occurrence of any Material Adverse Change of the Counterparty.

Notwithstanding the foregoing, (i) Counterparty’s obligations set forth under the captions, “Reimbursement of Legal Fees and Other Expenses,” and “caption “Other Provisions — (d) Indemnification” shall survive any termination due to the occurrence of any of the foregoing Additional Termination Events, and (ii) Counterparty may not elect to terminate this Confirmation pursuant to paragraph (c) above. Upon any termination that occurs following the closing of the Business Combination due to paragraph (c) above, the parties will promptly after such termination redeem all of Seller’s Recycled Shares in exchange for the Initial Price, less any Prepayment Amount in respect of such Shares actually received. Except as set forth in the immediately preceding sentence, in all other circumstances no further payments or deliveries shall be due by either Seller to Counterparty or Counterparty to Seller in respect of the Transaction, including without limitation in respect of any settlement amount, breakage costs or any amounts representing the future value of the Transaction, and neither party shall have any further obligation under the Transaction and, for the avoidance of doubt and without limitation, no payments will have accrued or be due under Sections 2, 6 or 11 of the ISDA Form. To the extent that the Confirmation is terminated for any reason prior to the consummation of the Business Combination without the consent of the Seller other than for the Seller’s material breach of this Confirmation, Counterparty shall be deemed to not have satisfied the terms and conditions of the Fee Agreement relating to the FPA, and the Sponsor Compensation Increase Event (as defined in the Fee Agreement) shall be deemed to have taken place.

Material Adverse Change:	Means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had a materially adverse effect on the business, assets, financial condition or results of operations of the Counterparty and its subsidiaries, taken as a whole; provided, however, that no change, event, occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Material Adverse Change pursuant has occurred: (i) acts of war (whether or not declared), sabotage, military or para-military actions or terrorism, or any escalation or worsening of any such acts, or changes in global, national or regional political or social conditions; (ii) earthquakes, hurricanes, tornados, epidemics and pandemics declared by the World Health Organization or any other reputable third party organization (including the COVID-19 virus) or other natural or man-made disasters; (iii) changes attributable to the public announcement or pendency of the transactions contemplated herein (including the impact thereof on relationships with customers, suppliers, employees or governmental authorities); (iv) changes or proposed changes in law, regulations or interpretations thereof or decisions by courts or any governmental authority; (v) changes or proposed changes in GAAP (or any interpretation thereof); (vi) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates or the price of any security, market index or commodity), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which the Counterparty operates; (viii) any failure to meet any projections, forecasts, estimates, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure (unless otherwise excluded by the other clauses of this proviso) has resulted in a Material Adverse Change; or (ix) any actions expressly required to be taken, or expressly required not to be taken, pursuant to the terms hereof; provided, however, that if a change or effect related to clause (ii) or clauses (iv) through (vii) disproportionately adversely affects the Counterparty and its subsidiaries, taken as a whole, compared to other Persons operating in the same industry as the Counterparty, then such disproportionate impact may be taken into account in determining whether a Material Adverse Change has occurred.

Governing Law:	New York law (without reference to choice of law doctrine).

Credit Support Document:	With respect to Seller and Counterparty, None.

Credit Support Provider:	With respect to Seller and Counterparty, None.

Local Business Days:	Seller specifies the following places for the purposes of the definition of Local Business Day as it applies to it: New York.

Counterparty specifies the following places for the purposes of the definition of Local Business Day as it applies to it: New York.

Representations, Warranties and Covenants

1.

Each of Counterparty and Seller represents and warrants to, and covenants and agrees with, the other as of the date on which it enters into the Transaction that (in the absence of any written agreement between the parties that expressly imposes affirmative obligations to the contrary for the Transaction):

(a)

Non-Reliance. It is acting for its own account, and it has made its own independent decisions to enter into the Transaction and as to whether the Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into the Transaction, it being understood that information and explanations related to the terms and conditions of the Transaction will not be considered investment advice or a recommendation to enter into the Transaction. No communication (written or oral) received from the other party will be deemed to be an assurance or guarantee as to the expected results of the Transaction.

(b)

Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction. It is also capable of assuming, and assumes, the risks of the Transaction.

(c)	Non-Public Information. It is in compliance with Section 10(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(d)	Eligible Contract Participant. It is an “eligible contract participant” under, and as defined in, the Commodity Exchange Act (7 U.S.C. § la(l8)) and CFTC regulations (17 CFR § 1.3).

(e)

Tax Characterization. It shall treat the Transaction as a derivative financial contract for U.S. federal income tax purposes, and it shall not take any action or tax return filing position contrary to this characterization.

(f)

Private Placement. Seller represents and warrants that it (i) is an “accredited investor” as such term is defined in Regulation D as promulgated under the Securities Act, (ii) is entering into the Transaction for its own account without a view to the distribution or resale thereof and understands that the assignment, transfer or other disposition of the Transaction has not been and will not be registered under the Securities Act.

(g)

Investment Company Act. It is not and, after giving effect to the Transaction, will not be required to register as an “investment company” under, and as such term is defined in, the Investment Company Act of 1940, as amended.

(h)

Authorization. The Transaction has been entered into pursuant to authority granted by its board of directors or other governing authority. It has no internal policy, whether written or oral, that would prohibit it from entering into any aspect of the Transaction, including, but not limited to, the purchase of Shares to be made in connection therewith.

(i)

Affiliate Status. It is the intention of the parties hereto that Seller shall not be an “affiliate” (as such term is defined in Rule 405 under the Securities Act) of the Counterparty, including LOAC or PubCo following the closing of the Business Combination, as a result of the transactions contemplated hereunder.

(j)

Tender Offer Rules. LOAC and Seller each acknowledge that the Transaction has been structured, and all activity in connection with the Transaction has been undertaken to comply with the requirements of all tender offer regulations applicable to the Business Combination, including Rule 14e-5 under the Exchange Act.

(k)

Enforceability. The Transaction, including the Confirmation, when executed and delivered by each of the parties, will constitute the valid and legally binding obligation of each such party, enforceable against each of them in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(l)

Compliance with Other Instruments and Laws. The execution, delivery and performance of this Transaction, including the Confirmation, and the consummation of the Transaction, will not result in any violation or default (i) of any provisions of its organizational documents, (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (iii) under any note, indenture or mortgage to which it is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound or (v) of any provision of any applicable federal or state statute, rule or regulation, in each case (other than clause (i)), which would have a material adverse effect on it or its ability to consummate the Transaction.

2.	Counterparty represents and warrants to, and covenants and agrees with Seller as of the date on which it enters into the Transaction that:

(a)

Non-Reliance. Without limiting the generality of Section 13.1 of the Equity Definitions, Counterparty acknowledges that Seller is not making any representations or warranties or taking any position or expressing any view with respect to the treatment of the Transaction under any accounting standards.

(b)

Solvency. Counterparty is, and shall be as of the date of any payment or delivery by Counterparty under the Transaction, solvent and able to pay its debts as they come due, with assets having a fair value greater than liabilities and with capital sufficient to carry on the businesses in which it engages. Counterparty: (i) has not engaged in and will not engage in any business or transaction after which the property remaining with it will be unreasonably small in relation to its business, (ii) has not incurred and does not intend to incur debts beyond its ability to pay as they mature, and (iii) as a result of entering into and performing its obligations under the Transaction, (A) it has not violated and will not violate any relevant state law provision applicable to the acquisition or redemption by an issuer of its own securities and (B) it would not be nor would it be rendered “insolvent” (as such term is defined under Section 101(32) of the Bankruptcy Code).

(c)

Public Reports. As of the Trade Date, Counterparty is in material compliance with its reporting obligations under the Exchange Act, and all reports and other documents filed by Counterparty with the Securities and Exchange Commission pursuant to the Exchange Act, when considered as a whole (with the most recent such reports and documents deemed to amend inconsistent statements contained in any earlier such reports and documents), do not contain any untrue statement of a material fact or any omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d)

No Distribution. Counterparty is not entering into the Transaction to facilitate a distribution of the Shares (or any security that may be converted into or exercised or exchanged for Shares, or whose value under its terms may in whole or in significant part be determined by the value of the Shares) or in connection with any future issuance of securities.

(e)	[Reserved.]

(f)	Waiver. The Counterparty shall waive any violation of its “bulldog clause” and any other restrictions that would be caused by Seller entering into this Transaction.

(g)

Disclosure. The Counterparty agrees to comply with applicable SEC guidance in respect of disclosure and the Counterparty shall preview with Seller all public disclosure relating to the Transaction and shall consult with Seller to ensure that such public disclosure, including the press release, Form 8-K or other filing that announces the Transaction adequately discloses the material terms and conditions of the Transaction in form and substance reasonably acceptable to Seller; provided that the Form 8-K shall be publicly filed on the same date that definitive transaction documents are signed (or if they are signed after the closing of the Nasdaq market on such date, then prior to the opening of the Nasdaq market on the immediately following Exchange Business Day). The Counterparty hereby represents and warrants to Seller that based on the information provided by or on behalf of the Counterparty and Target to Seller and its Representatives, upon the filing of such Form 8-K with the SEC, Seller will not be in possession of any material non-public information regarding the Counterparty. Any such Form 8-K shall include the current redemption price per share that would be applicable if the Trust Account was liquidated on the date specified within two (2) Exchange Business Days of this Confirmation. The Counterparty agrees to file additional Form 8-Ks at least once every ten (10) Exchange Business Days after the date of this Confirmation through the Trade Date to disclose the then current redemption price that would be applicable if the Trust Account was liquidated on such date specified in such Form 8-K that is within two (2) Exchange Business Days of such Form 8-K filing.

(h)

Regulation M and Target Approvals. Counterparty is not on the Trade Date and agrees and covenants that it will not be on any date Seller is purchasing shares that may be included in a Pricing Date Notice, engaged or engaging in a distribution, as such term is used in Regulation M under the Exchange Act, of any securities of Counterparty, other than a distribution meeting the requirements of the exception set forth in Rules 101(b)(10) and 102(b)(7) of Regulation M. Counterparty shall not, until the second scheduled Trading Day immediately following dates referenced in the preceding sentence, engage in any such distribution. Counterparty, including Target, also agrees and covenants that the BCA has been executed and all required approvals and consents of Target security holders in connection with the Business Combination shall be obtained, and any subsequent valuation periods as contemplated under Regulation M under the Exchange Act shall be completed, in each case, no later than LOAC’s redemption deadline.

(i)

No conflicts. The execution and delivery by the Counterparty and Target of, and the performance by the Counterparty and the Target of its obligations under, the Transaction and the Confirmation and the consummation of the transactions contemplated by the Confirmation, including the payments and share issuances hereunder, do not and will not result in any breach or violation of or constitute a default under (nor constitute any event which, with notice, lapse of time or both, would result in any breach or violation of or constitute a default under or give the holder of any indebtedness (or a person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under) (or result in the creation or imposition of a lien, charge or encumbrance on any property or assets of the Counterparty, the Target or any of their respective subsidiaries pursuant to) (i) any provision of applicable law, (ii) the organizational documents of any of the Counterparty, the Target or any of their respective subsidiaries, (iii) any indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness, or any license, lease, contract or other agreement or instrument binding upon the Counterparty, the Target or any of their respective subsidiaries, or (iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Counterparty, the Target or any of their respective subsidiaries, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Counterparty or the Target of their respective obligations under the Confirmation, except as have been obtained or as would not materially impair, delay or prevent such party from fulfilling its obligations hereunder. In addition, the Counterparty and Target covenant and agree not to enter into any agreement or other arrangement that would prohibit, restrict or otherwise prevent the Counterparty from performing its obligations hereunder in any material respect, including the making of any payment or Share issuance to the Seller.

3.	Seller represents and warrants to, and covenants and agrees with Counterparty as of the date on which it enters into the Transaction and each other date specified that:

(a)

No Shorting. Seller will not effect any Short Sales in respect of the Shares that establishes or maintains a Net Short Position prior to the earlier of (i) the Maturity Date and (ii) the cancellation of the Transaction. “Short Sales” means all “short sales” as defined in Rule 200 promulgated under

Regulation SHO under the Exchange Act, whether or not against the box, any and all types of direct and indirect stock pledges, forward sale contracts, liens, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a1(h) under the Exchange Act) and any and all similar arrangements (including on a total return basis). The parties agree that under no circumstances will the sale of Shares by Seller subject to this Transaction be considered, construed, or interpreted to constitute a Short Sale. For purposes hereof, a “Net Short Position” by a person means a position whereby such person has executed one or more Short Sales and that is executed at a time when such Person has no equivalent offsetting “long” position in the Shares (or is deemed to have a long position in accordance with Regulation SHO of the Exchange Act); provided, that, for purposes of such calculations, any Short Sale either (x) that is a result of a bona-fide trading error on behalf of such Person (or its affiliates) or required to be marked “short” by the broker of such Person at such time as such trade is not required to be marked “short” pursuant to Regulation SHO of the Exchange Act or (y) that would otherwise be marked as a “long” sale, but for the occurrence of a breach of any term or condition of any security or agreement, in each case, by the Counterparty or its transfer agent, as applicable, shall be excluded from such calculations. For purposes of determining whether a person has an equivalent offsetting “long” position in the Shares, (A) all of the Shares that are owned by such person without regard to any obligations under this Transaction shall be deemed held “long” by such person and (B) any of the Shares issuable upon conversion and/or exercise of any convertible security, warrant and/or option of the Counterparty (without regard to any limitations on conversion or exercise thereof) shall be deemed held “long” by such person, until such time as such person shall no longer own such convertible security, warrant or option.

(b)

Regulatory Filings. It, together with each other person in the Seller Group (as defined in “Other Provisions” below), is in compliance with all material regulatory filings relating to the Counterparty and the Transaction. Seller covenants that it will make all regulatory filings that it is required by law or regulation to make with respect to the Transaction including, without limitation, as may be required by Section 13 or Section 16 under the Exchange Act.

(c)	Compliance with Law. Seller will comply with applicable law in all material respects in connection with its purchases or sales of any Shares in connection with the Transaction.

(d)

Shareholder Vote. Seller agrees to not vote any Shares it holds as of the applicable record date in connection with the Business Combination at any meeting of the Counterparty’s shareholders (or to provide a written consent for that purpose with respect to such Shares) if it would be in violation of Interpretation 166.01 to do so.

(e)

Private Placement. Seller (i) is an “accredited investor” as such term is defined in Regulation D as promulgated under the Securities Act, (ii) is entering into the Transaction for its own account without a view to the distribution or resale thereof and (iii) understands that the assignment, transfer or other disposition of the Transaction has not been and will not be registered under the Securities Act.

Transactions by Seller in the Shares

(a)

Seller hereby waives the redemption rights (“Redemption Rights”) set forth in Counterparty’s memorandum and articles of association in connection with the Business Combination or in connection with any extension of LOAC’s deadline to consummate an Initial Business Combination with respect to the Public Shares save for any redemption following the termination of this Confirmation pursuant to the Additional Termination Events set out in the Additional Termination Event section above. Unless specified in an OET Notice, no sale of Shares by the Seller shall terminate all or any portion of this Confirmation and provided that Seller complies with all of its other obligations hereunder nothing contained herein shall limit any of Seller’s purchases and sale of Shares.

(b)

In any month in which an OET Notice has been provided, Seller will give written notice to Counterparty of any sale of Shares by Seller within five Exchange Business Day following the end of each calendar month, such notice to include the date of the sale and the number of Shares sold.

No Arrangements

Seller and Counterparty each acknowledge and agree that: (a) there are no voting, hedging or settlement arrangements between Seller and Counterparty with respect to any Shares or the Issuer, other than those set forth herein and in the Fee Agreement; (b) Counterparty will not be entitled to any voting rights in respect of any of the Shares underlying the Transaction; and (c) Counterparty will not seek to influence Seller with respect to the voting of any Hedge Positions of Seller consisting of Shares.

Wall Street Transparency and Accountability Act

In connection with Section 739 of the Wall Street Transparency and Accountability Act of 2010 (“WSTAA”), the parties hereby agree that neither the enactment of WSTAA or any regulation under WSTAA, nor any requirement under WSTAA or an amendment made by WSTAA, nor any similar legal certainty provision in any legislation enacted, or rule or regulation promulgated, on or after the date of this Confirmation, shall limit or otherwise impair either party’s otherwise applicable rights to terminate, renegotiate, modify, amend or supplement this Confirmation or the ISDA Form, as applicable, arising from a termination event, force majeure, illegality, increased costs, regulatory change or similar event under this Confirmation, the Equity Definitions incorporated herein, or the ISDA Form.

Address for Notices

Notice to Seller:

HB Strategies LLC

c/o JBA Asset Management

270 West 39th Street, 11th Floor New York, NY 10018

Attn: Andrew Weksler

Email: [***]

And:

HB Strategies LLC

c/o Hudson Bay Capital Management LP

290 Harbor Dr, 3rd Floor

Stamford, CT 06902 Attn: Richard Allison

Email: [***]

With a mandatory copy (which shall not constitute notice) to:

Loeb & Loeb LLP

345 Park Avenue

New York, NY 10154

Attn: Giovanni Caruso

Telephone No.: [***]

Email: [***]

Notice to Counterparty:

Prior to the consummation of the closing of the Business Combination:

Live Oak Acquisition Corp. V

4921 William Arnold Road

Memphis, Tennessee 38117

Attn: Richard Hendrix

Telephone No.: [***]

Email: [***]

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105

Attn: Matthew A. Gray, Esq., Stuart Neuhauser, Esq. and Trevor Okomba, Esq.

Telephone No.: [***]

Email: [***]

At or after the consummation of the closing of the Business Combination:

Teamshares Inc.

214 Sullivan Street, 6B

New York, NY 10012

Attn: Brian Gaebe, Chief Financial Officer

Telephone No.: [***]

Email: [***]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP 811 Main Street, Suite 3700

Houston, TX 77002

Attn: Ryan Maierson; Nick Dhesi

Telephone No.: [***]

Email: [***]

Other Provisions.

(a)	Rule 10b5-1.

(i)

Counterparty represents and warrants to Seller that Counterparty is not entering into the Transaction to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for the Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for the Shares) for the purpose of inducing the purchase or sale of such securities or otherwise in violation of the Exchange Act, and Counterparty represents and warrants to Seller that Counterparty has not entered into or altered, and agrees that Counterparty will not enter into or alter, any corresponding or hedging transaction or position with respect to the Shares. Counterparty acknowledges that it is the intent of the parties that the Transaction comply with the requirements of paragraphs (c)(1)(i)(A) and (B) of Rule 10b5-l under the Exchange Act (“Rule l0b5-1”) and the Transaction shall be interpreted to comply with the requirements of Rule 10b5-l(c).

(ii)

Counterparty agrees that it will not seek to control or influence Seller’s decision to make any “purchases or sales” (within the meaning of Rule 10b5-l(c)(l)(i)(B)(3)) under the Transaction, including, without limitation, Seller’s decision to enter into any hedging transactions. Counterparty represents and warrants that it has consulted with its own advisors as to the legal aspects of its adoption and implementation of this Confirmation and the Transaction under Rule 10b5-l.

(iii)	Counterparty acknowledges and agrees that any amendment, modification, waiver or termination of this Confirmation must be effected in accordance with the requirements for the amendment or termination of a “plan” as defined in Rule 10b5-l(c). Without limiting the generality of the foregoing, Counterparty acknowledges and agrees that any such amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule l0b-5, and no such amendment, modification or waiver shall be made at any time at which Counterparty, or any officer, director, manager or similar person of Counterparty is aware of any material non-public information regarding Counterparty or the Shares.

(b)	[Reserved.]

(c)

Transfer or Assignment. The rights and duties under this Confirmation may not be transferred or assigned by any party hereto without the prior written consent of the other party, such consent not to be unreasonably withheld, subject to the immediately following sentence; provided, that Seller may transfer all of its rights and obligations under this Confirmation to its affiliate without such consent so long as Seller remains secondarily liable for its obligations under this Confirmation. If at any time following the closing of the Business Combination at which (i) the Section 16 Percentage exceeds 9.9%, or (ii) the Share Amount exceeds the Applicable Share Limit (if any applies) (any such condition described in clause (i) or (ii), an “Excess Ownership Position”), Seller is unable to effect a transfer or assignment of a portion of the Transaction to a third party on pricing terms reasonably acceptable to Seller and within a time period reasonably acceptable to Seller such that no Excess Ownership Position exists, then, in addition to the rights of Seller to terminate pursuant to an OET Notice delivered in accordance with the “Optional Early Termination” provisions above, Seller may elect to terminate a portion of the Transaction (such Shares so terminated, the “Excess Shares”), such that following such partial termination no Excess Ownership Position exists. In the event that Seller elects to terminate a portion of the Transaction pursuant to the preceding sentence, (A) Seller shall (x) notify Counterparty of such election (an “Excess Ownership Notice”) and of the number of Excess Shares and (y) promptly deliver to Counterparty the Excess Shares, (B) the Number of Shares shall be reduced by the number of Excess Shares, (C) Counterparty shall have no delivery obligation to Seller and (D) Seller shall retain a portion of the Prepayment Amount equal to (x) the number of Excess Shares, multiplied by (y) the Initial Price. The “Section 16 Percentage” as of any day is the fraction, expressed as a percentage, as determined by Seller, (I) the numerator of which is the number of Shares that Seller and each person subject to aggregation of Shares with Seller under Section 13 or Section 16 of the Exchange Act and rules promulgated thereunder and all persons who may form a “group” (within the meaning of Rule 13d-5(b)(l) of the Exchange Act) with Seller directly or indirectly beneficially own (as defined under Section 13 or Section 16 of the Exchange Act and rules promulgated thereunder) (the “Seller Group”) and (II) the denominator of which is the number of Shares outstanding.

The “Share Amount” as of any day is the number of Shares that Seller and any person whose ownership position would be aggregated with that of Seller and any group (however designated) of which Seller is a member (Seller or any such person or group, a “Seller Person”) under any law, rule, regulation, regulatory order or organizational documents or contracts of Counterparty that are, in each case, applicable to ownership of Shares (“Applicable Restrictions”), owns, beneficially owns, constructively owns, controls, holds the power to vote or otherwise meets a relevant definition of ownership under any Applicable Restriction, as determined by Seller in its sole discretion.

The “Applicable Share Limit” means a number of Shares equal to (a) the minimum number of Shares that could give rise to reporting or registration obligations or other requirements under Section 16 of the Exchange Act including obtaining prior approval from any person of a Seller Person, or could result in an adverse effect on a Seller Person, under any Applicable Restriction, as determined by Seller in its sole discretion, minus (b) 0.1% of the number of Shares outstanding.

(d)

Indemnification. Counterparty agrees to indemnify and hold harmless Seller, its affiliates and its permitted assignees and their respective directors, officers, employees, agents and controlling persons (each such person being an “Indemnified Party”) from and against any and all losses (but not including financial losses to an Indemnified Party relating to the economic terms of the Transaction provided that the Counterparty performs its obligations under this Confirmation in accordance with its terms), claims, damages and liabilities (or actions in respect thereof), joint or several, incurred by or asserted against such Indemnified Party (other than costs, expenses and obligations the allocation of which between the parties is otherwise explicitly provided for in this Confirmation opposite the caption, “Reimbursement of Legal Fees and Other Expenses”) arising out of, in connection with, or relating to, (i) the performance by Counterparty of its obligations under the Transaction, any material breach of any covenant or representation made by Counterparty in this Confirmation or the ISDA Form or (ii) any third-party claim with respect to (A) regulatory filings made by Counterparty related to the Transaction (other than as it relates to any information provided by or on behalf of Seller or its affiliates) or (B) the consummation of the Transaction; provided, however, that Counterparty has no indemnification obligations with respect to any loss, claim, damage, liability or expense related to the manner in which any Indemnified Party sells, or arising out of any sales by an Indemnified Party of, any Shares owned by an Indemnified Party. Counterparty will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is related to the manner in which Seller sells, or arising out of any sales by Seller of, any Shares, including the Recycled Shares, or found in a nonappealable judgment by a court of competent jurisdiction to have resulted from any Indemnified Party’s material breach of any covenant, representation or other obligation in this Confirmation or the ISDA Form or from any Indemnified Party’s willful misconduct, gross negligence or bad faith in performing its obligations pursuant to the Transaction. If for any reason the foregoing indemnification is unavailable to any Indemnified Party or insufficient to hold harmless any Indemnified Party, then Counterparty shall contribute, to the maximum extent permitted by law, to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability. In addition (and in addition to any other Reimbursement of Legal Fees and other Expenses contemplated by this Confirmation), Counterparty will reimburse any Indemnified Party for all reasonable, out-of-pocket, expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense or settlement of any pending or threatened claim or any action, suit or proceeding arising therefrom, whether or not such Indemnified Party is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Counterparty. Counterparty also agrees that no Indemnified Party shall have any liability to Counterparty or any person asserting claims on behalf of or in right of Counterparty in connection with or as a result of any matter referred to in this Confirmation except to the extent that any losses, claims, damages, liabilities or expenses incurred by Counterparty result from such Indemnified Party’s material breach of any covenant, representation or other obligation in this Confirmation or the ISDA Form or from the gross negligence, willful misconduct or bad faith of the Indemnified Party or breach of any U.S. federal or state securities laws or the rules, regulations or applicable interpretations of the Securities and Exchange Commission. The provisions of this paragraph shall survive the completion of the Transaction contemplated by this Confirmation and any assignment and/or delegation of the Transaction made pursuant to the ISDA Form or this Confirmation shall inure to the benefit of any permitted assignee of Seller. For the avoidance of doubt, the provisions of this paragraph shall be subject to the Trust Waiver Provisions in all respects, and any claims by an Indemnified Party under this paragraph or any other provision of this Confirmation (even if they are not a party to this Confirmation) will be made subject to the Trust Waiver Provisions as if they were the Seller thereunder.

(e)	Amendments to Equity Definitions.

(i)

Section 11.2(a) of the Equity Definitions is hereby amended by (i) replacing the words “a diluting or concentrative” with the word “a material” and adding the phrase “or such Transaction” at the end thereof;

(ii)

The first sentence of Section 11.2(c) of the Equity Definitions, prior to clause (A) thereof, is hereby amended to read as follows: ‘(c) If “Calculation Agent Adjustment” is specified as the Method of Adjustment in the related Confirmation of a Share Option Transaction or Share

Forward Transaction, then, following the announcement or occurrence of any Potential Adjustment Event, the Calculation Agent will determine whether such Potential Adjustment Event has a material economic effect on the Transaction and, if so, will (i) make appropriate adjustment(s), if any, to any one or more of:’ and the portion of such sentence immediately preceding clause (ii) thereof is hereby amended by deleting the words “diluting or concentrative”.

(iii)

Section 11.2(e)(vii) of the Equity Definitions is hereby amended by (i) replacing the words “a diluting or concentrative” with the word “a material” and (ii) adding the phrase “or the relevant Transaction” at the end thereof;

(iv)

Section 12.6(a)(ii) of the Equity Definitions is hereby amended by (A) deleting from the fourth line thereof the word “or” after the word “official” and inserting a comma therefor, and (B) deleting the semi-colon at the end of subsection (B) thereof and inserting the following words therefor “or (C) the occurrence of any of the events specified in Section S(a)(vii)(l) through (9) of the ISDA Form with respect to that Issuer”;

(v)

Section 12.6(c)(ii) of the Equity Definitions is hereby amended by replacing the words “the Transaction will be cancelled,” in the first line with the words “Seller will have the right, which it must exercise or refrain from exercising, as applicable, in good faith acting in a commercially reasonable manner, to cancel the Transaction,”; and

(vi)

Section 12.9(b)(i) of the Equity Definitions is hereby amended by (i) replacing “either party may elect” with “Seller may elect” and (ii) replacing “notice to the other party” with “notice to Counterparty” in the first sentence of such section.

(f)

Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to the Transaction. Each party (i) certifies that no representative, agent or attorney of either party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into the Transaction, as applicable, by, among other things, the mutual waivers and certifications provided herein.

(g)

Attorney and Other Fees. In the event of any legal action initiated by any party arising under or out of, in connection with or in respect of, this Confirmation or the Transaction, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and expenses incurred in such action, as determined and fixed by the court.

(h)

Tax Disclosure. Effective from the date of commencement of discussions concerning the Transaction, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to Counterparty relating to such tax treatment and tax structure.

(i)

Securities Contract; Swap Agreement. The parties hereto intend for (i) the Transaction to be (A) a “securities contract” as defined in the Bankruptcy Code, in which case each payment and delivery made pursuant to the Transaction is a “termination value,” “payment amount” or “other transfer obligation” within the meaning of Section 362 of the Bankruptcy Code and a “settlement payment,” within the meaning of Section 546 of the Bankruptcy Code, and (B) a “swap agreement” as defined in the Bankruptcy Code, with respect to which each payment and delivery hereunder or in connection herewith is a “termination value,” “payment amount” or “other transfer obligation” within the meaning of Section 362 of the Bankruptcy Code and a “transfer,” as such term is defined in Section 101(54) of the Bankruptcy Code and a “payment or other transfer of property” within the meaning of Sections 362 and 546 of the Bankruptcy Code, and the parties hereto to be entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code, (ii) a party’s right to liquidate, terminate and accelerate the Transaction and to exercise any other remedies upon the occurrence of any Event of Default under the ISDA Form with respect to the other party to constitute a “contractual right” as described in the Bankruptcy Code, and (iii) each payment and delivery of cash, securities or other property hereunder to otherwise constitute a “margin payment” or “settlement payment” and a “transfer” as defined in the Bankruptcy Code.

(j)	Process Agent. For the purposes of Section 13(c) of the ISDA Form:

Seller appoints as its Process Agent: None

Counterparty appoints as its Process Agent: None.

[Signature page follows]

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing a copy of this Confirmation and returning it to us at your earliest convenience.

Very truly yours,

HB Strategies LLC

By: /s/ Richard Allison
Name: Richard Allison
Title: Authorized Signatory*

Agreed and accepted by:

Live Oak Acquisition Corp. V

By: /s/ Richard Hendrix
Name: Richard Hendrix
Title: Chief Executive Officer

* Authorized Signatory
Hudson Bay Capital Management LP
not individually, but solely as
Investment Advisor to HB Strategies LLC.

SCHEDULE A

FORM OF PRICING DATE NOTICE

Date:	[*], 2026

To:	Live Oak Acquisition Corp. V (“Counterparty”)

Address:	Live Oak Acquisition Corp. V
4921 William Arnold Road
Memphis, Tennessee 38117
Attn: Richard Hendrix
Telephone No.: [***]
Email: [***]

From:	HB Strategies LLC (“Seller”)

Re:	OTC Equity Prepaid Forward Transaction

1.

This Pricing Date Notice supplements, forms part of, and is subject to the Confirmation Re: Prepaid Share Forward Transaction, dated as of June 1, 2026 (the “Confirmation”), between Counterparty and Seller, as amended and supplemented from time to time. All provisions contained in the Confirmation govern this Pricing Date Notice except as expressly modified below.

2.	The purpose of this Pricing Date Notice is to confirm certain terms and conditions relating to the transaction described in the Confirmation.

Pricing Date:  [*], 2026

Number of Recycled Shares: [ ]

Number of Shares: [ ]

SCHEDULE B

FORM OF OET NOTICE

Date:	[*], 2026

To:	[ ], a Delaware corporation (“Counterparty”)

Address:	[ ] 214 Sullivan Street, 6B
New York, NY 10012
Attn: Brian Gaebe, Chief Financial Officer
Telephone No.: [***]
Email: [***]

From:	HB Strategies LLC (“Seller”)

Re:	OTC Equity Prepaid Forward Transaction – Optional Early Termination

1.

This Optional Early Termination Notice relates to the Confirmation Re: Prepaid Share Forward Transaction, dated as of June 1, 2026 (the “Confirmation”), between Counterparty and Seller, as amended and supplemented from time to time. All provisions contained in the Confirmation govern this Optional Early Termination Notice except as expressly modified below.

2.	The purpose of this Optional Early Termination Notice is to terminate the Transaction with respect to the number of Terminated Shares specified below.

OET Date:  [*], 202[*]

Number of Terminated Shares: [*]